Filed by Sanofi-Synthelabo
                                            Pursuant to Rule 165 and Rule 425(a)
                                 under the United States Securities Act of 1933,
                                                                      as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                              Date: May 14, 2004


         On May 14, 2004, Sanofi-Synthelabo issued the following press release.

         In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS/OFFER TO EXCHANGE, THE RELATED EXCHANGE OFFER MATERIALS AND THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS (INCLUDING ANY SUPPLEMENT RELATING TO SANOFI-SYNTHELABO'S REVISED OFFER), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.


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                                                        [Sanofi-Synthelabo Logo]

Investor Relations                                        Paris, May 14th, 2004


                    SANOFI-SYNTHELABO'S SHAREHOLDERS MEETING
                              AND OFFER FOR AVENTIS

On May 13, 2004, the Board of Directors of Sanofi-Synthelabo set June 23, 2004 as the date for Sanofi-Synthelabo's joint general and extraordinary meeting of shareholders and finalized the meeting's agenda, the extraordinary portion of which consists of the increase in share capital intended to pay for the Aventis shares tendered in Sanofi-Synthelabo's offer for Aventis.

On May 12, 2004, Aventis announced that the Management Board of Aventis has set June 11 as the date of the annual general meeting of Aventis (in the likely event that it is held on its second convocation). In particular, this meeting is expected to approve the 2003 dividend in the amount of (euro)0.82 per share, with an ex-dividend date of June 15, 2004 and a payment date of July 15, 2004.

As a result, in accordance with the terms of Sanofi-Synthelabo's revised offer for Aventis and subject to the condition that this dividend is approved by the annual general meeting of Aventis, the terms of the Sanofi-Synthelabo's offer for Aventis would be adjusted in the following manner :

o Standard entitlement : 5 Sanofi-Synthelabo ordinary shares and (euro)115.08 in cash for 6 Aventis ordinary shares (or 0.8333 of a
                         Sanofi-Synthelabo ordinary share and (euro)19.18 in
                         cash for each Aventis ordinary share; and 1.6667
                         Sanofi-Synthelabo ADSs and an amount in U.S. dollars
                         equal to (euro)19.18 in cash for each Aventis ADS)
o All stock election :   1.1600 Sanofi-Synthelabo ordinary shares for each
                         Aventis ordinary share (or 2.3200 Sanofi-Synthelabo
                         ADSs for each Aventis ADS)


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o All cash election :    (euro)68.11 in cash for each Aventis ordinary share
                         (or an amount in U.S. dollars equal to(euro)68.11 in cash for each Aventis ADS).
This adjustment mechanism is more fully described in Section 1.3.2(a) "Terms of the New Offer for Aventis Shares" in the French prospectus supplement that obtained the AMF's VISA (no. 04-384) on May 7, 2004 and under the section entitled "The Revised U.S. Offer -- Consideration Offered after Approval of Aventis Dividends" in the U.S. prospectus supplement that Sanofi-Synthelabo intends to distribute shortly.

The offer is expected to close at the end of June 2004.


In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.



This press release contains projections and other statements that are not historical facts, which are subject to various risks and uncertainties (many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo) that could cause actual results and developments to differ materially from those expressed, or implied or projected. These risks and uncertainties include those discussed in our filings with the United States Securities and Exchange Commission (SEC) and the AMF. Other than as requested by applicable law, Sanofi-Synthelabo does not undertake any obligation to update any statement that is not a historical fact.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314) , including a prospectus/offer to exchange, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS/OFFER TO EXCHANGE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS (INCLUDING ANY SUPPLEMENT RELATING TO ITS REVISED OFFERS), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) of Aventis when it is available.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.

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Investor Relations Department
Phillipe Goupit  Director of Investor Relations
Arnaud Delepine  Investor Relations Europe
Sanjay Gupta  Investor Relations US
Anne d'Halluin-Sulzer  Investor Relations

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                                US
Tel: + 33 1 53 77 45 45               Tel: +1 212 551 42 93
Fax: + 33 1 53 77 42 96               Fax: +1 212 551 49 92

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